SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended                                Commission file number
                             August 2000

Exact name of the registrant as specified in its charter

DYNAMIC DIGITAL DEPTH INC.

Jurisdiction of Incorporation
ALBERTA, CANADA

        Address of principal executive offices:

2120 Colorado Ave., Suite 100
Santa Monica, CA 90404-3504

Telephone (310) 566-3340

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X                           Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes                                  No        X

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          N/A.

Total number of pages is 3

DYNAMIC DIGITAL DEPTH INC.
(the “Corporation”)

_____________________________________________________

NOTICE TO THE ALBERTA SECURITIES COMMISSION
OF A PROPOSED CHANGE OF FINANCIAL YEAR END
PURSUANT TO PART 4 OF NATIONAL POLICY 51
_____________________________________________________

1.         Intention to Change Year End

            The Corporation intends to change its financial year end from June 30 to December 31.

2.         Reasons for Change

            ·         To cause the year end of the Corporation to conform to the year end of the Corporation’s public company contemporaries.

3.         Approvals Required to Effect Change of Year End

            ·         Approval of the Directors of the Corporation; obtained
                        on July 18, 2000

            ·         Approval of CCRA; approval obtained for change of year end to December 31

4.         Information re. Transitional Financial Year of Continuing Filing Issuer

           (a)      The last day of the Corporation's Old Financial Year was
                       June 30, 2000.

           (b)      The last day of the Corporation's Transition Year will be
                       December 31, 2000.

           (c)      Comparative Filings:

  Year                     Audited Statements                          Interim Statements

                       Year Ended          Comparatives            Period           Comparatives

Transition Year      six months ended     12 months ended        3 months ended      3 months ended
                     December 31, 2000    June 30, 1999, 12      Sept. 30, 2000      Sept. 30, 1999
                                          months ended June
                                          30, 1998
New Financial Year   12 months ended      six months ended       3 months ended      3 months ended
                     December 31, 2000    Dec. 31, 2000, and     March 31, 2001      June 30, 2000
                                          12 months ended
                                          June 30, 2000
                                                                 6 months ended      6 months ended
                                                                 June 30, 2001       June 30, 2000

                                                                 9 months ended      9 months ended
                                                                 September 30,       September 30,
                                                                 2001                2000
5.         Not applicable

DATED the 2nd day of August, 2000.

                                  DYNAMIC DIGITAL DEPTH INC.

                                  "Signed"
                                  Mark N. Schwartz
                                  Chief Financial Officer

DYNAMIC DIGITAL DEPTH INC.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                DYNAMIC DIGITAL DEPTH INC.

November 30, 2000               /s/ Mark N. Schwartz
                                Mark N. Schwartz
                                Chief Financial Officer